Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188262
PROSPECTUS SUPPLEMENT
(to prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013 and October 8, 2013)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013 and October 8, 2013.

See the “Risk Factors” section beginning on page 6 of the prospectus and the “Risk Factors” section in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 29, 2013 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is October 8, 2013.

FIRST QUARTER OF FISCAL 2014 FINANCIAL RESULTS

First Quarter Financial Results

•	Consolidated net sales increased 3.3% worldwide to approximately $731 million

•	Knee sales grew 3.5% worldwide, with U.S. growth of 5.0%

•	Hip sales increased 1.9% worldwide and increased 2.9% in the U.S.

•	S.E.T. sales grew 17.4% worldwide and grew 18.1% in the U.S., including the impact of two extra weeks of the Trauma Acquisition in the current fiscal quarter

•	Reported net income totaled $31.1 million, compared to a net loss of $31.5 million in the prior year period
Consolidated net sales of $730.7 million increased 3.3% in the quarter, compared to net sales of $707.4 million during the first quarter of fiscal year 2013. U.S. net sales increased 3.9% during the fourth quarter to $469.9 million, while Europe net sales increased 6.0% to $151.5 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales decreased 2.6% to $109.3 million. On a consolidated basis we had one less selling day during the first quarter of fiscal year 2014, compared to the prior year quarter.
Reported operating income was $96.4 million during the first quarter of fiscal year 2014, compared to operating income of $69.0 million during the first quarter of fiscal year 2013.
Reported net income in the quarter was $31.1 million, compared to a net loss of $31.5 million during the first quarter of the prior year.
Interest expense decreased to $87.6 million during the first quarter of fiscal year 2014, compared to $117.1 million at the end of the first quarter of 2013, primarily due to lower average interest rates on our term loans and lower bond interest as a result of refinancing activities.
Reported cash flow from operations totaled $50.8 million during the first quarter of fiscal year 2014, compared to reported cash flow from operations of $85.5 million for the first quarter of fiscal year 2013. The increase in cash interest is a result of a change in timing of interest payments due to our debt refinancing activities.
At August 31, 2013, reported gross debt was $5,971.8 million, and cash and cash equivalents, as defined in the Company’s Amended and Restated Credit Agreement dated August 2, 2012, totaled $345.4 million.
Recent Refinancing Activities

On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of euro-denominated term loans using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing $2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan offering are consistent with the existing extended U.S. dollar-denominated term loans. All U.S. dollar translation amounts were translated using the August 31, 2013 exchange rate of 1 euro to $1.3231.
About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet's product portfolio includes knee and hip reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products, including spine hardware, spinal stimulation devices, osteobiologics, and non-invasive bone growth stimulators; as well as neurosurgical and craniomaxillofacial reconstructive devices, and thoracic products; dental reconstructive products; and bone cement products, biologics, and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation
The Company’s unaudited condensed consolidated financial statements as of and for the three months ended August 31, 2013 and 2012 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products.
The Merger
Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Global.
Trauma Acquisition

On May 24, 2012, DePuy Orthopaedics, Inc. accepted the Company’s binding offer to purchase certain assets representing substantially all of DePuy’s worldwide trauma business (“Trauma Acquisition”), which involves researching, developing, manufacturing, marketing, distributing and selling products to treat certain bone fractures or deformities in the human body, including certain intellectual property assets, and to assume certain liabilities, for approximately $280.0 million in cash. On June 15, 2012, the Company announced the initial closing of the transaction. During the first and second quarters of fiscal year 2013 subsequent closings in various foreign countries occurred on a staggered basis, with the final closing occurring on December 7, 2012. The Company acquired the DePuy worldwide trauma business to strengthen its trauma business and to continue to build a stronger presence in the global trauma market.

Rounding
Amounts may not recalculate due to rounding.

Biomet, Inc.
Product Net Sales
Three Month Period Ended August 31, 2013 and 2012
(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2013	Three Months Ended August 31, 2012	Reported Growth %	United States Growth %
Knees	$225.1	$217.5	3.5%	5.0%
Hips	149.7	146.9	1.9%	2.9%
Sports, Extremities, Trauma (S.E.T.)	149.5	127.3	17.4%	18.1%
Spine, Bone Healing & Microfixation	101.6	108.8	(6.6)%	(8.9)%
Dental	53.9	57.0	(5.4)%	2.8%
Cement, Biologics & Other	50.9	49.9	2.0%	(0.5)%
Net Sales	$730.7	$707.4	3.3%	3.9%

Biomet, Inc.
Geographic Net Sales
Three Month Period Ended August 31, 2013 and 2012
(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2013	Three Months Ended August 31, 2012	Reported Growth %
Geographic Sales:
United States	$469.9	$452.2	3.9%
Europe	151.5	142.9	6.0%
International	109.3	112.3	(2.6)%
Net Sales	$730.7	$707.4	3.3%

Biomet, Inc.
Consolidated Statements of Operations
Three Months Ended August 31, 2013 and 2012
(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2013	Three Months Ended August 31, 2012
	Reported	Reported
Net sales	$730.7	$707.4
Cost of sales	237.2	228.1
Gross profit	493.5	479.3
Gross profit percentage	67.5%	67.8%
Selling, general and administrative expense	284.1	296.1
Research and development expense	37.5	35.8
Amortization	75.5	78.4
Operating income (loss)	96.4	69.0
Percentage of Net Sales	13.2%	9.8%
Interest expense	87.6	117.1
Other (income) expense	2.2	37.5
Income (loss) before income taxes	6.6	(85.6)
Provision (benefit) for income taxes	(24.5)	(54.1)
Tax rate
Net income (loss)	$31.1	$(31.5)
Percentage of Net Sales	4.3%	(4.5)%

Biomet, Inc.
Condensed Consolidated Balance Sheets
(in millions, unaudited)

	(Preliminary) August 31, 2013	May 31, 2013
Assets
Cash and cash equivalents	$345.4	$355.6
Accounts receivable, net	524.5	531.8
Inventories	651.8	624.0
Current deferred income taxes	118.0	119.9
Prepaid expenses and other	127.6	141.3
Property, plant and equipment, net	664.5	665.2
Intangible assets, net	3,558.0	3,630.2
Goodwill	3,596.8	3,600.9
Other assets	119.0	125.8
Total Assets	$9,705.6	$9,794.7
Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$453.6	$523.8
Current portion of long-term debt	36.8	40.3
Long-term debt, net of current portion	5,935.0	5,926.1
Deferred income taxes, long-term	1,067.7	1,129.8
Other long-term liabilities	190.1	206.1
Shareholder’s equity	2,022.4	1,968.6
Total Liabilities and Shareholder’s Equity	$9,705.6	$9,794.7

Biomet, Inc.
Consolidated Statement of Cash Flows
(in millions, unaudited)

	(Preliminary) Three Months Ended August 31, 2013	Three Months Ended August 31, 2012
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$31.1	$(31.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	120.4	120.6
Amortization and write off of deferred financing costs	3.6	7.0
Stock-based compensation expense	4.2	19.1
Loss on extinguishment of debt	—	38.0
Provision for doubtful accounts receivable	0.1	1.3
Deferred income taxes	(61.0)	(68.9)
Other	(3.9)	(1.3)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	8.0	5.8
Inventories	(7.5)	(21.2)
Prepaid expenses	2.3	(4.2)
Accounts payable	(19.6)	(8.1)
Income taxes	17.0	(4.2)
Accrued interest	(16.2)	51.9
Accrued expenses and other	(27.7)	(18.8)
Net cash provided by operating activities	50.8	85.5
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	9.5	—
Purchases of investments	(9.5)	—
Proceeds from sale of assets	0.2	—
Capital expenditures	(46.5)	(53.1)
Acquisitions, net of cash acquired - Trauma Acquisition	—	(280.0)
Other acquisitions, net of cash acquired	(0.4)	(5.9)
Net cash used in investing activities	(46.7)	(339.0)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(2.3)	(0.4)
Payments under senior secured credit facilities	(8.3)	(8.5)
Proceeds under revolvers	2.3	—
Payments under revolvers	(5.0)	—
Proceeds from senior notes due 2020	—	1,000.0
Tender of senior notes due 2017	—	(581.7)
Payment of fees related to refinancing activities	(0.2)	(30.1)
Equity:
Option exercise	0.3	—
Net cash used in financing activities	(13.2)	379.3
Effect of exchange rate changes on cash	(1.1)	1.0
Increase (decrease) in cash and cash equivalents	(10.2)	126.8

Cash and cash equivalents, beginning of period	355.6	492.4
Cash and cash equivalents, end of period	$345.4	$619.2